UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01-01-2025 (MM/DD/YY) AND ENDING 12-31-2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GB CAPITAL MARKETS LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1011 NORTH CAROLINA AVE SE
(No. and Street)

WASHINGTON	DC	20003
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JENNIFER RATNER	202-550-5676	jennifer@gbcapitalmarkets.io
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd Office #122	HAMILTON	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12-17-2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JENNIFER RATNER_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GB CAPITAL MARKETS LLC_____as of DECEMBER 31_____, 2025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Jennifer Ratner   Digitally signed by Jennifer Ratner
                    Date: 2026.04.07 18:48:00 -04'00'

Title:

CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GB CAPITAL MARKETS LLC

(A Wholly Owned Subsidiary of GBFS Holdings LLC)

SEC I.D. No. 8-41854

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

For the Year Ended December 31, 2025

(With Report of Independent Registered Public Accounting Firm)

(These financial statements and schedule(s) should be deemed confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5.)

GB CAPITAL MARKETS, LLC
Table of Contents
For the Year Ended December 31, 2025

Ferrara CPA
100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

Report of Independent Registered Public Accounting Firm

To: The Member
GB Capital Markets LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of GB Capital Markets LLC as of December 31, 2025, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of GB Capital Markets LLC as of December 31, 2025 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GB Capital Markets LLC's management. My responsibility is to express an opinion on GB Capital Markets LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to GB Capital Markets LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II and III, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*), has been subjected to audit procedures performed in conjunction with the audit of GB Capital Markets LLC's financial statements.

The supplemental information is the responsibility of GB Capital Markets LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II and III, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*), is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as GB Capital Markets's auditor since 2025.

Ferrara, CPA
Hamilton, New Jersey
April 4, 2026

GB CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	12,726
Accounts Receivable		2,100
Prepaid Deposits and Expenses		11,968
TOTAL ASSETS	$	26,794

LIABILITIES AND MEMBER EQUITY

LIABILITIES

Accounts Payable, Accrued Expenses and Other Liabilities	$	1,579
Deferred Revenue		4,793
TOTAL LIABILITIES		6,372

Commitments and Contingencies (Note 7)

MEMBER EQUITY		20,422
TOTAL LIABILITIES AND MEMBER EQUITY	$	26,794

The accompanying notes are an integral part of these financial statements.

GB CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUE

Advisory Fees and Success Fees	$	90,446
Other Income		12,373
Total Revenue		102,819

EXPENSES

Regulatory Fees	7,177
Professional Service Fees	25,508
Technology, Data and Communications	8,383
Occupancy and Utilities	600
General & Administrative	2,348
Insurance	827
Other Expenses	5,379
Commissions	73,386
Total Expenses	123,608

NET LOSS	$	(20,789)

The accompanying notes are an integral part of these financial statements.

GB CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

BALANCE AT DECEMBER 31, 2024	$ 41,211
Net Loss	(20,789)
BALANCE AT DECEMBER 31, 2025	$ 20,422

The accompanying notes are an integral part of these financial statements.

GB CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ (20,789)
Adjustments to reconcile net loss to net cash used in operating activities	
Account Receivable	2,900
Prepaid Expenses	(5,573)
Accounts Payable, Accrued Expenses and Other Liabilities	305
Deferred Revenue	4,793
Net cash used in operating activities.	$ (18,364)

DECREASE IN CASH	(18,364)
CASH AT BEGINNING OF YEAR	31,090
CASH AT END OF YEAR	12,726

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

GB Capital Markets LLC (f/k/a GB Capital Markets, Inc.) (the "Company"), a Delaware limited liability company, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of GBFS Holdings LLC (the "Parent"). On June 8, 2022 ("Date of Conversion"), the Company converted from a corporation to a single member limited liability company and changed its name from GB Capital Markets, Inc. The Company acts primarily as a broker or dealer engaged in private placement activities. The Company does not hold funds or securities for the accounts of its customers.

2. Significant Accounting and Reporting Policies Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (U.S. GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company is evaluating new accounting standards and will implement as required.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company maintains its cash in a single bank deposit account which, at times, may exceed federally insured limits. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. There were no cash equivalents at December 31, 2025.

Revenue
The Company has adopted Financial Accounting Standards Board (FASB) Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASU 2014-09) and the FASB's Accounting Standards Update 2016-08, Principal vs. Agent Considerations (ASU 2016-09). The income reported on the Statement of Operations is comprised of fee income from private placement revenue that consists of Success Fees and Advisory Fees.

The Company considers revenue to be generated when the Company satisfies a performance obligation.

Additionally, the guidance requires the Company adhere to the following model: a) identify the contract with the customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenues from fees arising from private securities placement in which the Company acts an agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Typically, fees are recorded based upon the capital commitments obtained as of the closing for a respective placement when all performance obligations to the client have been completed. Revenues from fees arising from mergers, acquisitions, and other corporate reorganization transactions are recorded as success fees based on the achievement of performance obligations agreed upon with the client, such as closing of the transaction.

Success Fees
The Company earns revenue by way of transaction success fees that are recognized at the point in time that performance under the arrangement is completed. The Company has determined that this date is the appropriate point in time to recognize revenue for success fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point.

Advisory Fees
The Company provides advisory services on capital raises and mergers and acquisitions. Revenue for advisory arrangements is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Fair Value Measurements
Fair Value – FASB ASC 820, Fair Value Measurement and Application, defines fair value as the price that would be received from sales of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Statement establishes a three-level hierarchy of inputs used to measure fair value.

Level 1) Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2) Inputs other than the quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3) Inputs are unobservable inputs such as management's assumption of the default rate among mortgages of a mortgage-backed security.

The Standards provide guidance on applying fair value to alternative investments, such as hedge and private equity funds. It also enhances disclosure requirements around those types of instruments. Fair value measurements are based not on entry prices, but rather on exit prices – the price that would be received to sell the asset or paid to the transfer of the liability. While entry and exit prices differ conceptually, in many cases, they may be identical and can be considered to represent fair value of the asset or liability at initial recognition.

Income Taxes
The Company is currently a limited liability company and is treated as a disregarded entity for federal, state and local income tax purposes. It therefore does not incur income taxes at the company level. Instead, its earnings and losses are passed through to the member and included in the calculation of the member's tax liability. On December 31, 2025, management determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

3. **Related Parties**

Effective July 1, 2023, the Company entered into an ESA with its CEO, whereby occupancy expenses totaling $600 were allocated by her to the Company and recorded on the Statement of Operations.

4. **Net Capital**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1. On December 31, 2025, the Company had net capital of $6,354 which was $1,354 in excess of its required minimum net capital of $5,000. The ratio of aggregate indebtedness to net capital is 100.28%.

5. **Subordinated Liabilities**

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the year, end of the year, and during the year ended December 31, 2025.

6. **Subsequent Events**

Management has evaluated all events or transactions that occurred after December 31, 2025, through the issue date of this report. During this period, there were no material

recognizable subsequent events that required recording or disclosures in the December 31, 2025, financial statements.

7. Commitments, Contingencies, and Guarantees

The Company does not have any commitments, contingencies, or guarantees, including arbitration or other litigation claims that may result in a loss or a future obligation.

8. Concentrations

The Company had one customer that comprised approximately 28% of revenue for the year ending December 31, 2025.

9. Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of advisory services (private placement of securities). The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 28 percent of its total revenues from a single external customer in 2025.

10. Accounts Receivable

The Company evaluated its Accounts Receivable at December 31, 2025 to determine if an allowance is needed and has determined all Accounts Receivable is collectible and no allowance is needed.

Supplemental Schedules

GB CAPITAL MARKETS, LLC

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Act of 1934

December 31, 2025

COMPUTATION OF NET CAPITAL

TOTAL MEMBER EQUITY	$	20,422
LESS:		
Non-allowable assets		(14,068)
NET CAPITAL	$	6,354
Minimum dollar net capital requirement of reporting broker-dealer (greater of minimum net capital requirement of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
EXCESS NET CAPITAL	$	1,354
AGGREGATE INDEBTEDNESS	$	6,372
MINIMUM NET CAPITAL BASED ON AGGREGATE INDEBTEDNESS	$	424
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**100.28%**

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Form X-17A-5 as of December 31, 2025

See accompanying report of independent registered public accounting

GB CAPITAL MARKETS, LLC

Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

December 31, 2025

The company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2025, without exception.

GB CAPITAL MARKETS, LLC

Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

December 31, 2025

The company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 1) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2025, without exception.

Ferrara CPA

100 Horizon Center Blvd

Hamilton, NJ 08691

Tel: 609-865-5391

Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member

GB Capital Markets, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) GB Capital Markets, LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business exclusively to private placements of securities and corporate finance services, and therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2025. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. §240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA

Hamilton, New Jersey

April 4, 2026

GB CAPITAL MARKETS

1011 North Carolina Ave SE
Washington, D.C. 20003

Exemption Report

GB Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has no obligation under SEC Rule 15c3-3 because business activities are limited exclusively to private placements of securities and corporate finance services including mergers and acquisitions, recapitalizations, valuations, fairness opinions, and business and strategic advice and the Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts, and

(3) The Company had no exceptions to the provision identified above throughout the most recent fiscal year.

I, Jennifer Ratner, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

GB Capital Markets LLC

By: Jennifer Ratner

Title: CEO

04/04/2026